Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

Stage Stores Reports Comparable Store Sales Increase of 5.3% for July and 5.4% for the Second Quarter

HOUSTON, TX, August 2, 2012 - Stage Stores, Inc. (NYSE: SSI) today reported that total sales for the four week July period ended July 28, 2012 increased 7.9% to $110 million from $102 million in the prior year four week July period ended July 30, 2011. Comparable store sales for the July period increased 5.3%.

The Company stated that most of its merchandise categories achieved comparable store sales increases during July, with accessories, cosmetics, home & gifts, misses sportswear and young men's exceeding the Company average. Geographically, the Northeast, Mid Atlantic, South Central and Southwest regions all outperformed.

For the second quarter, the Company reported that total sales increased 8.2% to $381 million from $353 million last year. Comparable store sales for the quarter increased 5.4%. For the first six months of the fiscal year, the Company reported total sales of $747 million and a comparable store sales increase of 4.0%.

SALES SUMMARY

Fiscal Period	Comparable Store Sales % Increase (Decrease)		Total Sales ($ in Millions)	
	2012	2011	2012	2011
1st Quarter	2.5	0.2	366	346
May	8.0	0.0	130	117
June	3.3	1.8	141	134
July	5.3	0.8	110	102
2nd Quarter	5.4	0.9	381	353
Year-To-Date (6 Mos)	4.0	0.5	747	699

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Michael Glazer, President and Chief Executive Officer, commented, "We are very pleased with our 5.3% comparable store sales increase for July and our 5.4% increase for the second quarter. Clearly our merchandise offerings are resonating well with our customers and our performance continues to benefit from an increased average transaction. Looking ahead, we feel good about our merchandise assortments, our marketing plans and our store execution as we enter the back-to-school shopping period."

Store Activity

The Company also reported today that it opened new Goody's stores in Batesville, MS and LaGrange, GA during July.

Reporting of Second Quarter Results

The Company plans to report second quarter results before the market opens on Thursday, August 16, 2012, and will hold a conference call and webcast the same day beginning at 8:30 a.m. Eastern Time.

About Stage Stores

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company operates 836 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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